OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.8067 FAX 419.325.4067

INTERNET: mark.mayer@owenscorning.com

MARK W. MAYER

VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

June 12, 2009

Via Facsimile and EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning
Form 10-K for fiscal year ended December 31, 2008 Form 10-Q for the period ended March 31, 2009 Form 8-K filed on June 2, 2009 File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning, a Delaware corporation (the “Company”), I submit the Company’s response to the Staff’s comments contained in your letter dated June 2, 2009 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), Form 10-Q for the period ended March 31, 2009 (the “Form 10-Q”) and Form 8-K filed on June 2, 2009 (the “Form 8-K”), File No. 1-33100, filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2009, April 30, 2009 and June 2, 2009, respectively. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

June 12, 2009

Response:

As applicable below, we have provided proposed revised text in italics as it would have looked in the filings referenced in your comments. We confirm that such revisions, with appropriate adjustments, will be included in our future filings where appropriate.

Management’s Discussion and Analysis

Critical Accounting Estimates

Pensions and Other Postretirement Benefits, page 45

2.	We note your response to prior comment 3. Please address the following:

•

You estimate a range of expected rates of return for your target portfolio by utilizing information from a third party consultant. Please provide us with a summary of the information you receive from the third party consultant. Please explain how you use this information to arrive at the estimated range of expected rates of return. Please also specify how consideration is given to historical rates of return as well as whether any of this information provided by the third party consultant is at the asset category level. It is unclear how you are able develop your range of expected rates of return for your target portfolio without considering the expected rates of return for each asset category;

•

Please help us understand the premiums applied to passive rates of returns, net of administrative expenses and your consideration of these premiums in arriving at your expected rates of return. Please tell us the passive rates of return used for 2008 and 2009 as well as how these rates were determined. You state that you subtracted .45% for administrative expenses from the entire portfolio for 2009. Please tell us the percentage subtracted for 2008; and

•

For 2008, the prior year rate of return assumption of 8.0% fell within the calculated range of 6.9% to 9.1%; therefore you utilized this rate as an input in calculating your 2008 pension expense for your United States pension plans. For 2009, the 8.0% rate of return assumption continued to be appropriate as it fell within the calculated range of 6.3% to 8.1%. Please tell us what consideration you gave as to what part of the range the 8% fell into for each year. Specifically, for 2008, the 8% fell in the middle of the range whereas for 2009 the 8% was in the high end of the range.

Mr. Rufus Decker

Accounting Branch Chief

June 12, 2009

Response:

We calculate the range of expected rates of return as passive returns plus a weighted average actively managed premium adjusted for weighted average administrative expenses.

To estimate passive returns, we utilize a third party consultant, our actuary. Our actuary estimates passive returns by running our U.S. pension plan’s target asset allocation through an economic model that uses three primary inputs: expected passive returns by asset class, the standard deviation (or volatility) of those returns and the correlation of returns between asset classes. This model simulates our target portfolio returns, assuming passive management, through various potential market conditions over the next 20-year period. A total of 5,000 unique simulations are run and our actuary provides us with the 25 th, 50th and 75th percentile of the results. Management reviews these results to ensure reasonableness.

To arrive at the expected passive returns by asset class input, our actuary used historical rates of return as a key consideration, along with current market conditions and forward-looking estimates of returns. The table below provides a summary of the expected passive returns by asset class that were used as an input into the model to calculate our portfolio’s expected returns for the 2009 and 2008 pension expense:

Asset Class	2009 Expected Passive Return	2008 Expected Passive Return
Equities	9.9%	9.7%
Intermediate and Long-term Fixed Income	6.0%	6.1%
Real Estate	7.4%	7.2%
Real Assets	5.2%	4.9%

The weighted average actively managed premium is estimated by management. The weighted average actively managed premium used to calculate the 2008 pension expense was based on the expected out-performance of the market as stated in the agreements with the portfolio’s asset managers. We updated our estimate of the weighted average actively managed premium used in determining our 2009 pension expense based on our historical performance and lowered the estimate to approximate the actual out-performance rate that the portfolio’s active asset managers have achieved in recent history.

The weighted average administrative expense is estimated by management. We updated our estimate of the weighted average administrative expenses used in

Mr. Rufus Decker

Accounting Branch Chief

June 12, 2009

determining 2009 pension expense based upon our recent historical administrative expenses.

We believe the refinement made to our estimates of the weighted average actively managed premium and weighted average administrative expenses for 2009 resulted in an estimate that better reflects the actual experience of our plan.

The table below illustrates how we estimated the range of expected rates of return in 2009 and 2008:

	Passive Returns	+	Weighted Average Actively Managed Premium		+	Weighted Average Admin Expenses	=	Expected Rates of Return
2009 Pension Expense
75th Percentile	7.83%		0.74	%*		(0.45)%		8.12%
50th Percentile	6.91%		0.74	%*		(0.45)%		7.20%
25th Percentile	6.01%		0.74	%*		(0.45)%		6.30%

2008 Pension Expense
75th Percentile	8.17%		1.09	%**		(0.18)%		9.08%
50th Percentile	7.10%		1.09	%**		(0.18)%		8.01%
25th Percentile	6.02%		1.09	%**		(0.18)%		6.93%

*

In 2009, the weighted average actively managed premium was applied to only actively managed assets. The table shows the equivalent of this premium applied to all assets for a summarized illustration of how the Expected Rates of Return range was calculated.

**

In 2008, the weighted average actively managed premium, net of administrative expenses, was applied to only actively managed assets. The table shows the equivalent of this premium, excluding administrative expenses, applied to all assets for a summarized illustration of how the Expected Rates of Return range was calculated.

The long-term rate of return assumptions we utilized to calculate the 2008 and 2009 pension expense represented our best estimate of that assumption based on available information. Consistent with Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions,” we take a long-term view in establishing the expected rate of return assumption. Our approach eliminates year-to-year fluctuations caused by short-term market volatility, but will identify and adjust the rate of return assumption for conditions that have a long-term impact; for example, substantial changes in the target asset allocation of the plan’s portfolio or fundamental changes in expected market returns. We will continue to use our historical expected rate of return assumption of 8.0%, unless our analysis indicates that a significant change has occurred. We define a significant change to be when the underlying

Mr. Rufus Decker

Accounting Branch Chief

June 12, 2009

analysis indicates that the 8.0% assumption falls outside of the 25th to 75th percentile range and upon such event we would consider adjusting the expected rate of return. In 2008 and 2009, we continued to use an 8.0% expected rate of return assumption as it fell within the 25 th percentile to 75th percentile range.

FORM 8-K FILED ON JUNE 2, 2009

Exhibit 99.5 – Item 8 – Financial Statements and Supplementary Data

Consolidated Statements of Stockholders’ Equity, page 8

3.	Please provide or tell us where you have provided the disclosures required by paragraphs 38(a) and A5 of ARB 51, as amended by SFAS 160, as well as paragraphs 38(d) and A7 of ARB 51, as amended by SFAS 160. Specifically, it does not appear that you have disclosed the total amount of consolidated comprehensive income attributable to noncontrolling interests. In addition, it does not appear that you have provided a schedule showing the effects of changes in ownership in your subsidiaries.

Response:

The components of comprehensive income attributable to the noncontrolling interest are presented on the face of the Consolidated Statement of Stockholders’ Equity in the noncontrolling interest column. To make the presentation of the total amount of comprehensive income attributable to noncontrolling interests more clear to users of our financial statements, in future filings, we will present it in a footnote to the Consolidated Financial Statements similar to footnote 15 within the Form 10-Q.

We note that while the accounting requirements under SFAS 160 are applicable prospectively, the disclosure requirements are applicable retrospectively. Since changes in our ownership percentages in our consolidated subsidiaries prior to the adoption of SFAS 160 were not recorded as a change in equity attributable to Owens Corning, a separate schedule showing such changes in equity within the footnotes to the Consolidated Financial Statements is not presented. For the years presented within the Form 8-K, the most significant change in our ownership percentage in a subsidiary was our purchase of an additional 18.5% interest in Owens Corning India Limited, which is described in footnote 8. Future changes in our ownership percentages in our subsidiaries affecting equity attributable to Owens Corning will be presented in a table similar to A7 of ARB 51, as amended by SFAS 160 within the footnotes to the Consolidated Financial Statements in future filings.

* * * *

Mr. Rufus Decker

Accounting Branch Chief

June 12, 2009

As requested by the Commission, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-8067.

Very truly yours,

/s/ Mark W. Mayer
Mark W. Mayer
Vice President and Chief Accounting Officer